Exhibit 99.6

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Nandan M. Nilekani, certify that:

1.	I have reviewed this annual report on Form 20-F, as amended by this Amendment No. 1, of Infosys Technologies Limited;

2.	Based on my knowledge, this annual report, as amended by this Amendment No. 1, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report, as amended by this Amendment No. 1.

Date: May 13, 2003
/s/ Nandan M. Nilekani

Nandan M. Nilekani Chief Executive Officer

CHIEF FINANCIAL OFFICER CERTIFICATION

I, T.V. Mohandas Pai, certify that:

1.	I have reviewed this annual report on Form 20-F, as amended by this Amendment No. 1, of Infosys Technologies Limited;

2.	Based on my knowledge, this annual report, as amended by this Amendment No. 1, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report, as amended by this Amendment No. 1.

Date: May 13, 2003
/s/ T.V. Mohandas Pai

T.V. Mohandas Pai Chief Financial Officer